Exhibit 5

Publication of Final Terms

The following final terms (the “Final Terms”) are available for viewing:

Final Terms for B.A.T. International Finance p.l.c.’s €500,000,000 3.375 per cent. Guaranteed Notes due 2029 (the “Notes”) issued pursuant to the base prospectus dated 18 March 2026 (the “Prospectus”) in connection with the £25,000,000,000 Euro Medium Term Note Programme of B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V. and B.A.T Capital Corporation (each as Issuers of Senior Notes) and British American Tobacco p.l.c. and each of the Issuers of Senior Notes (except where it is the relevant Issuer) (as Guarantors of the Senior Notes).

The Final Terms for the Notes contain the final terms of the Notes. The Final Terms of the Notes must be read in conjunction with the Prospectus, which constitutes a base prospectus for the purposes of the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook.

To view the Final Terms, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4990D_1-2026-5-7.pdf

The Final Terms have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

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Victoria Buxton | IR_team@bat.com

7 May 2026

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms or the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

The Notes have not been registered under the Securities Act or any relevant securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.